November 7, 2016

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Reed’s, Inc.
Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”)
Filed October 27, 2016
File No. 001-32501

Dear Mr. Duchovny:

This letter sets forth the responses of Reed’s, Inc. to the comments contained in your letter dated November 4, 2016 relating to the Preliminary Proxy Statement. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Reed’s Inc. is simultaneously submitting, via EDGAR, an amendment to the Proxy Statement incorporating the changes.

Preiminary Schedule 14A

1. Please revise the cover page and form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We have revised the cover page and form of proxy to include a header identifying each as being preliminary.

2. Please consider including page numbers throughout your proxy statement.

We have ensured all pages are numbered.

Cover Letter

3. We note your disclosure that Mr. Cargile has been recognized as a financial expert by the SEC. Please provide us support for the disclosure. We are not aware that the Commission recognizes individuals as financial experts.

We have deleted this incorrect statement- Mr. Cargile qualifies as an audit committee financial expert under applicable rules but is not recognized as a financial expert by the SEC.

November 7, 2016

4. Please revise the fifth bullet point on page 8 to set out each shareholder proposal separately.

We have revised the fifth bullet point on page 8 to set out each shareholder proposal separately.

5. Your disclosure indicates that you recently added Target, CVS and Stater Bros.

Disclosure whether these additions resulted in your products being placed across the entire chain of each company’s stores or on a portion of the chain.

We have revised our disclosure to include the requested detail.

6. We note you expect to “get back much of the remaining lost shelf space placements…”

Please provide support for your statement.

This statement is an assessment of management. We have nonetheless deleted this statement.

7. Please tell us the basis for your statement that you will have discretionary authority relating to proposal 2 (page 9). See Rule 14a-4(c).

We have deleted this statement.

Questions and Answers

8. We note that the third proposal is set forth as “whether to approve, on an advisory basis” the executive compensation (page 8). We also note at the bottom of page 8 that there is no required vote that would constitute approval of the proposal. Please reconcile your disclosure here and, as necessary, throughout the proxy statement.

We have clarified, throughout the document, that say-on-pay vote is advisory, and, therefore, not binding on us, our board of directors or our compensation committee and that, notwithstanding the advisory nature of this vote, the resolution will be deemed approved and passed on an advisory basis with the affirmative vote of a majority of the votes cast at the annual meeting.

Proposal 1

9. Please provide support, in the proxy statement or provided to the staff on a supplemental basis, for your disclosure that Mr. Bello “has been credited for building NFL Properties into a sports marketing leader and creating the model by which every major sports league now operates.”

We have deleted this disclosure.

10. Please disclose the effects of the election of the insurgents’ slate of director nominees.

We have disclosed the effects related to the change of control of the board of directors and potential changes in management.

We hope that the foregoing is responsive to the comments contained in your comment letter. If you have any questions or further comments, please contact Ruba Qashu at (949) 355-5405.

We appreciate the Staff’s guidance and assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu
Ruba Qashu
cc:	Mr. Christopher J. Reed, Chief Executive Officer
Mr. Daniel Miles, Chief Financial Officer